

07006438

SECURITIES AND EXCHANGE COMMISSION SECURITIES

MAY 1 0 2007

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8- 51737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carmichael Securities Company LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1507 West Parkside Lane
(No. and Street)

Phoenix (City) Arizona (State) 85027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Carmichael 623-580-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Suite 900 (Address) Phoenix (City) Arizona (State) 85004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



CARMICHAEL SECURITIES COMPANY LLC
Phoenix, Arizona

FINANCIAL STATEMENTS
December 31, 2006

TABLE OF CONTENTS

PAGE

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**"*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Ralph W. Carmichael, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Carmichael Securities Company LLC as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Ralph W. Carmichael
Managing Member

Sworn to before me this
6th day of February 2007



Notary Public


DONNA TARANTO
Notary Public - Arizona
Maricopa County
My Commission Expires
June 22, 2008

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

INDEPENDENT AUDITORS' REPORT

To The Member of
Carmichael Securities Company LLC

We have audited the accompanying statement of financial condition of Carmichael Securities Company LLC as of December 31, 2006 and the related statement of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carmichael Securities Company LLC as of December 31, 2006 and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple, Marchal & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
January 25, 2007



CARMICHAEL SECURITIES COMPANY LLC

Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	64,374
Prepaid expenses		2,270
Deposits		545
Total Assets	$	67,189

LIABILITIES and MEMBER'S EQUITY

Accrued expenses	$	4,500
Member's equity		62,689
Total Liabilities and Member's Equity	$	67,189

The accompanying notes are an integral part of these financial statements.



CARMICHAEL SECURITIES COMPANY LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

REVENUE	
Gain on sale of investment securities	$ 8,585
Interest income	1,138
Total revenue	9,723
EXPENSES	
Audit fees	7,000
NASD fees	3,952
Operating expenses	589
Total expenses	11,541
NET LOSS	$ (1,818)

The accompanying notes are an integral part of these financial statements.



CARMICHAEL SECURITIES COMPANY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2006

Member's equity, beginning of year, as previously reported	$43,905
Prior period adjustments (Note 6)	
Decrease in net income	(27,936)
Increase in capital contributions from member	35,204
Total prior period adjustments	7,268
Member's equity, beginning of year, as restated	51,173
Capital contributions from member	13,334
Distribution to member	-
Net loss	(1,818)
Member's equity, end of year	$ 62,689

The accompanying notes are an integral part of these financial statements.



CARMICHAEL SECURITIES COMPANY LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,818)
Adjustments to reconcile net loss to net cash used in operating activities:	
Gain on sale of investment securities	(8,585)
Effects of changes in operating assets and liabilities:	
Deposits	205
Accrued expenses	(1,650)
Net cash used in operating activities	(11,848)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investment securities	11,885
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from member	13,334
NET INCREASE IN CASH	13,371
CASH, BEGINNING OF YEAR	51,003
CASH, END OF YEAR	$ 64,374

The accompanying notes are an integral part of these financial statements.



NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Carmichael Securities Company LLC (the Company) is a limited liability company formed under the laws of the State of Delaware in 1998. Ralph W. Carmichael is the sole member and the managing member of the Company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in the states of California, Arizona, Connecticut, Massachusetts, New York, New Jersey, and Virginia, and is a member of the National Association of Securities Dealers, Inc.

The Company provides investment banking and corporate finance services to domestic and international companies and acts as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (Act). Placements of such securities are offered only to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of customers. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(i) of this rule.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

INVESTMENT SECURITIES

Investment securities have been purchased with the intent and the ability to hold to maturity and have been stated at cost, adjusted for amortization of premiums and accretion of discounts, as required by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

During 2006, the Company sold its investment securities, which cost $3,300. The Company realized a net gain of $8,585 from the sale of its investment securities. The Company decided to sell the securities when the issuer publicly registered them.

INCOME TAXES

No provision for income taxes has been made as the Company is a limited liability company that has elected to be taxed as a partnership. Thus it is a "flow through" entity which is not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on his respective tax returns.

NOTE 2 – RELATED PARTY TRANSACTIONS

Carmichael & Company LLC (CCL) is an affiliate, wholly-owned by Ralph W. Carmichael. CCL provides office space and administrative services to the Company pursuant to an expense agreement, dated January 6, 2005. Under the terms of the expenses agreement, CCL also paid $13,334 of the Company's liabilities and operating expenses during the year ended December 31, 2006.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had net capital of $59,874, which was $54,874 in excess of the amount required to be maintained at that date.

NOTE 4 – ECONOMIC DEPENDENCY

The Company is dependent on its affiliate Company's (CCL) continued economic support through payments for operating expenses (see Note 2). Such payments are reported as capital contributions on the accompanying financial statements.

NOTE 5 – STATEMENT OF CASH FLOWS

Cash is on deposit with a major bank. The Company paid no interest or income taxes during 2006.

NOTE 6 – PRIOR PERIOD ADJUSTMENTS

The prior period adjustments represent the correction of errors made in prior years in the Company's liability accrual and member's capital contributions. The cumulative effect of the errors on periods prior to January 1, 2006, is reflected in the carrying amounts of assets and liabilities as of the beginning of the year ended December 31, 2006, and an increase in member's equity of $7,268. The effect of the adjustments would have decreased the net income previously reported for the year ended December 31, 2005 by $23,455, with the remaining balance arising from prior periods.



CARMICHAEL SECURITIES COMPANY LLC

SUPPLEMENTAL INFORMATION

This information is an integral part of the accompanying financial statements.



CARMICHAEL SECURITIES COMPANY LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2006

Member's equity	$ 62,689
Deductions and/or charges	2,815
NET CAPITAL	$ 59,874
Computation of net capital requirements: Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 54,874

The amounts reported on this schedule agree to the corresponding schedule included in the Company's unaudited FOCUS filing, Part IIA as of December 31, 2006.

This information is an integral part of the accompanying financial statements.



CARMICHAEL SECURITIES COMPANY LLC

SCHEDULE II
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

This information is an integral part of the accompanying financial statements.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867
BDO SEIDMAN ALLIANCE

Independent Auditor's Supplementary Report on Internal Control

To The Member of
Carmichael Securities Company LLC

In planning and performing our audit of the financial statements of Carmichael Securities Company LLC (the "Company") as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's criteria.

The report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Semple, Marchal & Cooper, LLP

Certified Public Accountants
Phoenix, Arizona
January 25, 2007

END